SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 8, 2006, of Dividend Declaration.

ADS Dividend Declaration

On 8 February 2006, ScottishPower announced in the Company's nine month and 3rd
Quarter results that the dividend for the third quarter ended 31 December 2005 was 5.20 pence per ordinary share.  The dividend will be payable on 28 March
2006 to shareholders on the register on 17 February 2006.

This is to confirm that the dividend rate per American Depositary Share (ADS) is
$0.3641.  The ADS dividend will be paid on 28 March 2006 to ADS holders of record on 17 February 2006.

For further information:

Donald McPherson, Assistant Secretary            Telephone: + 44 (0) 1698 396413

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 8, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary